SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1 )*

                    CLEVELAND INDIANS BASEBALL COMPANY, INC.
                    ________________________________________
                                (Name of Issuer)


                      Class A Common Stock, $0.00 Par Value
                      _____________________________________
                         (Title of Class of Securities)


                                    186202107
                                 ______________
                                 (CUSIP Number)


                                December 31, 1999
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                       Continued on the following page(s)
                                Page 1 of 6 pages

                                  SCHEDULE 13G

CUSIP No. 186202107                                            Page 2 of 6 Pages





1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

             Martin D. Gruss (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                             a. [ ]
                             b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                              5            Sole Voting Power
    Number of                                  30,000
     Shares
  Beneficially                6            Shared Voting Power
    Owned By                                   177,000
      Each
    Reporting                 7            Sole Dispositive Power
     Person                                    30,000
      With
                              8            Shared Dispositive Power
                                               177,000


9        Aggregate Amount of Beneficially Owned by Each Reporting Person

                             207,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                          [  ]


11       Percent of Class Represented By Amount in Row (9)


                                      4.998%

12       Type of Reporting Person*

              OO





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                                                               Page 3 of 6 Pages




Item 1(a)         Name of Issuer:

                  Cleveland Indians Baseball Company, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  2401 Ontario Street, Cleveland, Ohio 44115.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of Martin D. Gruss (the "Reporting Person").

                  This statement relates to Shares (as defined herein) held for the account of Pegasus Holding Corporation, a Delaware corporation ("Pegasus Holding"), wholly owned by Pegasus Equity Partners, a New York partnership. The Reporting Person is a trustee of an entity which is the majority owner of Pegasus Equity Partners. This statement also relates to Shares held for the accounts of MDG Partners, LP, a New York partnership ("MDG Partners"), Amanda Gruss ("Ms. A. Gruss"), and Joshua Gruss ("Mr. J. Gruss"). The Reporting Person is the managing general partner of MDG Partners and exercises sole investment discretion with respect to the Shares held for the accounts of Ms. A. Gruss and Mr. J. Gruss.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of the Reporting Person is c/o Gruss & Co., 900 Third Avenue, New York, NY 10022.

Item 2(c)         Citizenship:

                  The Reporting Person is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock,  $0.00 par value (the  "Shares").

Item 2(e)         CUSIP Number:

                  186202107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 1999, the Reporting Person may be deemed the beneficial owner of 207,000 Shares. This number consists of (i) 55,500 Shares held for the account of Pegasus Holding;
                  (ii)  121,500  Shares  held for the  account of MDG  Partners;
                  (iii)  15,000  Shares held for the account of Ms. A. Gruss and
                  (iv) 15,000 Shares held for the account of Mr. J. Gruss.


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                                                               Page 4 of 6 Pages


Item 4(b)         Percent of Class:

                  The number of Shares of which the Reporting Person may be deemed to be the beneficial owner constitutes approximately 4.998% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     The Reporting Person
     --------------------

     (i)   Sole power to vote or to direct the vote:                      30,000

     (ii)  Shared power to vote or to direct the vote:                   177,000

     (iii) Sole power to dispose or to direct the disposition of:         30,000

     (iv)  Shared power to dispose or to direct the disposition of:      177,000


Item 5.           Ownership of Five Percent or Less of a Class:

                  If this Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

            (i) The shareholders of Pegasus Holdings have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by Pegasus Holdings in accordance with their ownership interests in Pegasus Holdings.

            (ii) The partners of MDG Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the MDG Partners in accordance with their ownership interests in MDG Partners.

            (iii) Ms. A. Gruss has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for her account.

            (iv) Mr. J. Gruss has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for his account.


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                                                               Page 5 of 6 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

 Item 8.          Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 6 of 6 Pages



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2000

                                            /S/ MARTIN D. GRUSS
                                            ------------------------------------
                                            MARTIN D. GRUSS